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CGI Group Inc. Quarterly Report 2

For the second quarter ended March 31, 2006

About CGI

Founded in 1976, CGI Group Inc. (“CGI”) is the eighth largest independent information technology and business process services firm in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America (“US”), Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI's annualized revenue run rate is currently CDN$3.5 billion (US$3.0 billion) and at March 31, 2006, CGI's order backlog was CDN$13.7 billion (US$11.7 billion). CGI's shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Stock Exchanges

Toronto : GIB.SV.A

New York : GIB

Shares Outstanding (March 31, 2006)

301,541,432 Class A subordinate shares

33,772,168 Class B shares

Second Quarter Fiscal 2006 Trading History

TSX	(CDN$)	NYSE	(US$)
Open :	$9.30	Open :	$8.15
High :	$9.85	High :	$8.48
Low :	$7.75	Low :	$6.63
Close :	$7.75	Close :	$6.63
Average Daily Trading Volume :	1,387,024	Average Daily Trading Volume:	113,494

Transfer Agent

Computershare Trust Company of Canada

1 800 564-6253

Investor Relations

Lorne Gorber Vice-President, Investor Relations Telephone : (514) 841-3355 lorne.gorber@cgi.com

www.cgi.com

CGI Group Inc.

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

TABLE OF CONTENTS

INTRODUCTION	3
Forward-looking statements	3
Non-GAAP Measures	3
ABOUT OUR BUSINESS	4
Competitive Environment	5
Quarterly variances	6
OVERVIEW OF THE QUARTER	6
Corporate Adjustments	7
New Contracts, Extensions and Renewals	7
Acquisition	7
Competitive Position Strengthening Program	8
BCE Share Buyback and Repurchase Program	8
Warrant	9
Key Performance Indicators	10
Outlook	11
FINANCIAL REVIEW	12
Revenue.	12
Revenue Growth	12
Revenue by Line of Business	13
Revenue by Geography	14
Revenue by Contract Types	14
Revenue by Targeted Economic Sectors	15
Revenue attributable to the BCE Family of Companies and Top five Clients	15
Expenses	16
Adjusted EBIT	17
Adjusted EBIT by Line of Business	17
Adjusted EBIT – Alternate View.	18
Interest (net)	19
Gain of Sale of Assets	19
Gain (Loss) on Sale of Investment in an Entity Subject to Significant Influence	19
Gain of Sale of Assets.	19
Restructuring Costs Related to Specific Items.	20
Income Taxes	20
Earnings	21
Cash Net Earnings	22
Net Earnings from Continuing Operations	24
Net Earnings from Discontinued Operations.	24
Net Earnings.	24
Liquidity and Capital Resources	25
Operating Activities	25
Investing Activities	26
Financing Activities	27
CAPITAL RESOURCES	28
Capital Resources	28
Contractual Obligations	29
Selected Measures of Liquidity and Capital Resources	30
Financial Instruments	31
Off-Balance Sheet Financing and Guarantees	31
Capability to Deliver Results	32
OTHER ACCOUNTING MATTERS	32
Related Party Transactions	32
Critical Accounting Estimates.	32
Summary of Significant Accounting Policies	35
Change in Accounting Policies	36
RISKS AND UNCERTAINTIES	37
Risks Related to our Industry	37
Risks Related to our Business	38
Risks Related to Business Acquisitions	40
Risks Related to the Market	40
INTEGRITY OF DISCLOSURE	41
LEGAL PROCEEDINGS	41

CGI GROUP INC.	2

CGI Group Inc.

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

April 25, 2006

Introduction

Throughout this document, CGI Group Inc. is referred as to “CGI”, “we” , “our” or “Company”. This Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) should be read in conjunction with the consolidated financial statements and notes thereto for the three months and six months ended March 31, 2006 and 2005, and with the fiscal 2005 Annual Report, including the section on risks and uncertainties. The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from GAAP in the US (“US GAAP”). A reconciliation of our earnings with US GAAP is provided in Note 11 of the Notes to the Consolidated Financial Statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward-looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and may be “forward-looking information” within the meaning of sections 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assump-tions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

Non-GAAP Measures

The Company reports its financial results in accordance with GAAP. However, in this MD&A we also use certain non-GAAP financial measures which include:

CGI GROUP INC.	3

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

1.

Earnings before interest, other income, gain on sale of assets, entity subject to significant influence, gain on sale of investment in an entity subject to significant influence, restructuring costs related to specific items, income taxes and discontinued operations (“adjusted EBIT”),

2.	Net earnings from continuing operations before amortization of finite-life intangibles (“cash net earnings”),
3.

Net earnings from continuing operations before amortization of finite-life intangibles and restructuring costs related to specific items (“cash net earnings prior to restructuring costs related to specific items”), and

4.	Net earnings from continuing operations prior to restructuring costs related to specific items (“net earnings from continuing operations prior to restructuring costs related to specific items”).

Adjusted EBIT is used by our management as a measure of our operating performance as it provides information that can be used to evaluate the effectiveness of our business from an operational perspective. A reconciliation of this item to its closest GAAP measure may be found on page 19.

Cash net earnings is used as management believes that this measure provides better visibility of our ability to generate cash from our assets. Amortization of finite-life intangibles is a non-cash item that relates mainly to the estimated value of internal software, business solutions, software licenses and customer relationships gained through acquisitions and new outsourcing contracts. A reconciliation of this item to its closest GAAP measure may be found on page 21.

Cash net earnings prior to restructuring costs related to specific items is used as management believes that this measure provides better visibility of our ability to generate cash from our assets excluding restructuring activities. A reconciliation of this item to its closest GAAP measure may be found on page 21.

Net earnings from continuing operations prior to restructuring costs related to specific items is used by our management as a measure of our operating performance excluding restructuring activities. A reconciliation of this item to its closest GAAP measure may be found on page 23.

Our management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. They also provide investors with measures of performance to compare our results between periods without regards to specified items. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. They should be considered as supplemental in nature and not a substitute for the related financial information prepared in accordance with GAAP.

About our Business

Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services (“BPS”) to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in Canada, US, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:

CGI GROUP INC.	4

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

•	Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
•	Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.
•

Management of IT and business functions (outsourcing) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best information technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients’ operations. We also integrate the clients’ operations into our technology network. Finally, we may hire clients’ IT and specialized professionals, enabling clients to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology management (enterprise and end-user computing and network services); transaction and business processing for the financial services sector, as well as other services such as payroll and document management services. Outsourcing contracts typically last from five to ten years and are renewable.

Our operations are managed through two lines of business (“LOB”), in addition to Corporate services, namely: IT services and BPS. The focus of these LOBs is as follows:

•

The IT services LOB provides a full range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the US, Europe and Asia Pacific. Our professionals and facilities in centers of excellence in North America, Europe and India also provide IT and BPS services to clients as an integral part of our homeshore, nearshore and offshore delivery model.

•	Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

Competitive Environment

We operate in a competitive and rapidly evolving global industry and compete with a variety of organizations that offer some or all of the services we provide. While the market is highly fragmented, there are several large global players and regional or niche players that we compete with most often, when not engaged in sole source negotiations with potential clients. The mix of competitors varies somewhat according to the type of services provided and geographic markets served.

There are many factors involved in winning and retaining IT and business process services contracts. These include a service provider’s total cost of services, its ability to deliver, track record, vertical sector expertise, investment in business solutions, local presence, global delivery capability, and the strength of the client-provider relationship. We believe that we compare favourably based on these factors. Our value proposition includes our end-to-end IT and business process services capability; our expertise and proprietary business solutions in five industry sectors; our global delivery model, which includes the industry’s leading nearshore services delivery capability; our disciplined management foundation; and our client focus which is supported by our metropolitan markets business model. We have built critical mass in our three main markets – Canada, the US and Europe – all of which positions us favourably to win large contracts.

CGI GROUP INC.	5

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Our focus is on higher-end systems integration, consulting and outsourcing business where vertical industry knowledge and expertise is required. We are cost competitive in part through our global delivery model which provides clients with a blend of homeshore, nearshore and offshore delivery while meeting their strategic and cost requirements.

Quarterly Variances

There are factors causing quarterly variances which may not be reflective of the company’s future performance. First, there is seasonality in systems integration and consulting (“SI&C”) work, and the quarterly performance of these operations is impacted by occurences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including BPS are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

In general, cash flow from continuing operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions and outsourcing contracts, the timing of the reimbursements for various tax credits as well as the payment of our profit sharing plan to members and timing of restructuring costs payments.

Foreign exchange fluctuations also contribute to quarterly variances, and these variances are likely to increase as the percentage of revenue in foreign currencies increases. CGI’s earnings benefit from a natural hedge against currency fluctuations as revenue in jurisdictions outside of Canada, notably the US, are partially offset by costs incurred in these jurisdictions.

Overview of the Quarter

Revenue in the second quarter of 2006 was $866.8 million compared with $915.7 million reported in the same quarter of 2005. On a constant currency basis, year-over-year, revenue declined 2.4% as a result of negative internal growth of 3.9% ($35.4 million), partially offset by external growth of 1.5% ($13.3 million). Fluctuations of foreign currencies against the Canadian dollar had a negative impact on revenue of 2.9% ($26.8 million).

During the second quarter of fiscal 2006, as part of the program announced to stengthen our competitive position announced on March 29, 2006, each business unit and global function, including corporate, was re-examined at granular levels. In connection with this initiative, a pre-tax provision, for severance and other related benefits as well as outplacement services, totaling $31.3 million was taken in the second quarter. As at March 31, 2006, approximately 600 members were involuntarily terminated as a result of the initiative.

In the second quarter, internal growth has been mainly impacted by a significally larger than expected decrease in revenue from the BCE family of companies.

CGI GROUP INC.	6

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Cash net earnings per share prior to restructuring costs related to specific items were $0.16 in the second quarter of 2006 compared with $0.17 in the second quarter of 2005.

Net earnings per share from continuing operations prior to restructuring costs related to specific items were $0.10 in the second quarter of 2006, compared with $0.12 in the same quarter a year ago.

In the second quarter, the Company generated $82.0 million from the continuing operating activities, bought-back 100 million of its Class A subordinate shares held by BCE Inc. (“BCE”) for the acquisition price of $859.2 million plus associated costs of $6.8 million, which was financed through a combination of our cash ($127.4 million) and revolving credit facilities ($738.6 million), and repaid during the quarter $29.5 million of its credit facilities. Our cash position and bank lines are sufficient to support our growth strategy. At March 31, 2006, cash and cash equivalents were $198.0 million and the total credit facilities available amounted to $278.3 million.

Corporate Adjustments

On January 31, 2006, CGI announced that Mr. Serge Godin, previously Chairman of the Board and Chief Executive Officer has taken the position of Executive Chairman of CGI and appointed Mr. Michael E. Roach, previously President and Chief Operating Officer, as President and Chief Executive Officer of CGI.

New Contracts, Extensions and Renewals

During the second quarter of 2006, CGI announced new contracts, extensions and renewals including, but not limited to, the following:

•	January 5: Multi-year business process services contract valued at US$30-$40 million with Medco Health Solutions, Inc. to provide payment, reconciliation and enrollment form processing services.
•	January 12: Extended outsourcing agreement with BCE through June 2016. Adding $1.1 billion to the backlog, this extention provides CGI with an important source of recurring revenues.
•

January 31: Seven-year contract valued at $90 million with Royal & Sun Alliance Insurance Company of Canada. CGI will be responsible for infrastructure management services including mainframe and mid-range equipment, as well as data storage and recovery.

•

February 1: Six-year outsourcing agreement with Boston-based OneBeacon Insurance Group. This multi-million dollar business process services insurance contract will include policy administration, and CollaborativeEdge, a front-end solution for Massachusetts personal lines agents to streamline data-capture activities.

Acquisition

On March 9, 2006, we completed the acquisition of systems developer, Pangaea Systems Inc. (“Pangaea”) with revenue of approximately $11 million for an approximate aggregate consideration of $6.5 million. Pangaea was a privately-held corporation located in Western Canada, serving mostly public sector clients as well as in energy and the financial services sector.

CGI GROUP INC.	7

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Competitive Position Strengthening Program

Following lower than expected revenue from BCE, the Company has taken measures to reduce the overall cost structure. Approximately 1,000 positions will be eliminated this year, primarly located in Montreal and Toronto, of which more than half are related to lower than expected BCE work volumes. The remaining headcount reduction stems from other adjustments to CGI’s cost base and includes reductions in global and corporate functions. As of March 31, 2006, total headcount reductions were approximately 600 while the remainder will be completed by the end of the calendar year.

The Company is also accelerating the expansion of its Global Delivery Model, creating some 400 new positions throughout its network of Centres of Excellence which will partially offset the headcount reductions. Approximately 200 positions related to the BCE account will be moving to Atlantic Canada, of which 150 positions will be located at a new Centre of Excellence in Prince Edward Island. The balance of the new positions unrelated to BCE will be created in India, where CGI is currently constructing a new facility in Bangalore with the capacity to double its current Indian workforce from 1,000 to 2,000. In addition to these announcements, the Company continues to implement a new Centre of Excellence in Russell County, Virginia which will add 300 positions to support U.S. clients.

This exercise allowed the Company to further reduce its overhead and increase the overall utilization rate of its workforce. As a result, approximately $90 million in incremental annualized savings were identified across the organization, including each of the initiatives noted above.

A pre-tax provision for severance and other initiatives totaling $31.3 million was taken in the second quarter. The remaining estimated provision of $60 million will be taken over the remainder of calendar 2006. As a result, the Company expects a one-year payback. These amounts are net of BCE’s $10.0 million contribution ($4.1 million in the second quarter of 2006) to severance payments as per the recently amended agreements pertaining to existing commercial contracts between BCE and CGI.

BCE Share Buyback and Repurchase Program

On December 16, 2005, the Company reached a agreement with BCE to purchase for cancellation 100 million of its Class A subordinate shares held by BCE at a price of $8.5923 per share. The transaction was completed on January 12, 2006 and the shares were cancelled. The purchase price was equal to the volume-weighted average price of the Class A subordinate shares on the Toronto Stock Exchange for the 20 trading days preceding December 16, 2005. CGI has financed the acquisition price of $859.2 million plus associated costs of $6.8 million through cash on hand and utilization of its credit facilities. Following the expiration of a 120-day standstill period from the closing date, BCE intends to dispose in an orderly fashion of its remaining CGI Class A subordinate shares. Following this transaction, through an agreement with a bank syndicate, our current bank facilities have been increased by $200.0 million to stand at $1.0 billion. Also, on January 31, 2006, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The Company has received approval from the Toronto Stock Exchange for its intention to make an Issuer Bid. The Issuer Bid enables CGI to purchase on the open market through the facilities of the Toronto Stock Exchange up to 29,288,443 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the Issuer Bid commencing February 3, 2006 and ending no later than February 2, 2007, or on such earlier date when the Company completes its

CGI GROUP INC.	8

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

purchases or elects to terminate the bid. In the second quarter, under the terms of the normal course issuer bid, the Company did not buy back any of its Class A subordinates shares.

Warrant

On March 22, 2006, Desjardins Group (“Desjardins”) exercised a warrant for 4,000,000 Class A subordinate voting shares at a price of $6.55 each. This warrant was originally issued by CGI in connection with a 10-year outsourcing agreement signed with Desjardins in 2001. The carrying value of these Class A subordinate shares includes $14.3 million which was previously recorded in the Warrants caption.

CGI GROUP INC.	9

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Key Performance Indicators

Below are some of the Company’s key performance indicators for the second quarter. These metrics are continuously monitored, evaluated and benchmarked against a global peer group. Below is a table of the second quarter’s trends for some of these indicators.

	3 months ended March 31, 2006	3 months ended Dec. 31, 2005	3 months ended Sept. 30, 2005	3 months ended June 30, 2005	3 months ended March 31, 2005

Backlog [1] (in millions of dollars)	13,686	12,901	12,863	12,934	12,929
Bookings (in millions of dollars)	1,746	1,002	666	1,025	844

Revenue
Year-over-year revenue growth prior to foreign currency impact	-2.4%	-1.3%	0.0%	14.8%	33.9%

Profitability
Adjusted EBIT margin	7.2%	8.8%	9.9%	9.6%	8.8%
Cash net earnings margin	4.1%	8.5%	8.6%	8.3%	8.1%
Cash net earnings margin prior to restructuring costs related to specific items	6.5%	8.5%	8.6%	8.3%	8.1%
Return on invested capital [2]	7.5%	8.6%	8.7%	8.4%	7.8%
EPS from continuing operations (in dollars)	0.04	0.13	0.13	0.13	0.12
EPS from continuing operations prior to restructuring costs related to specific items (in dollars)	0.10	0.13	0.13	0.13	0.12

Cash generation / Financial Structure
Cash provided by continuing operating activities (in '000 of dollars)	82,022	63,374	121,740	188,503	66,842
Days sales outstanding [3]	50	50	48	47	49
Net debt to capitalization ratio [4]	28.2%	-	0.3%	1.7%	7.0%

1:

Backlog includes new contract wins, extentions and renewals signed in the quarter, partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Fiscal 2006 second quarter bookings include the $1.1 billion extension to the BCE outsourcing agreement.

2:

The return on invested capital ratio represents the proportion of the last four quarters’ after-tax adjusted EBIT net of restructuring costs related to specific items over the last four quarters’ average invested capital (sum of equity and debt less cash and cash equivalents).

3:

The days sales outstanding (“DSO”) is obtained by subtracting deferred revenue, tax credits receivable from accounts receivable and work in progress; the result is divided by the average daily revenue for the quarter calculated as total quarterly revenue over 90 days.

4:	The net debt to capitalization ratio represents the proportion of long-term debt net of cash and cash equivalents over the sum of shareholders’ equity and long-term debt.

At March 31, 2006, our backlog of signed contracts for work that had yet to be delivered was $13.7 billion, with an average duration of 7.3 years. Our backlog includes $1.75 billion in new contract wins, extensions and renewals signed during the second quarter of fiscal 2006.

CGI GROUP INC.	10

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Outlook

While the sales cycle for outsourcing deals has extended to between 12 and 24 months, demand for these services remains strong and is expected to continue to grow. This being said, The Company continues to win strategic contracts.

For example, following the end of the quarter, the Company announced a 10-year $130 million outsourcing contract with the international entertainment company, Cirque du Soleil.

Prospects in both the commercial and public sectors of the US look especially strong over the coming quarters. In particular, in the public sector, CGI’s Advantage and Momentum business solutions continue gaining traction with new and existing clients. As part of its strategy, following the acquisition of AMS, the Company continues to leverage its business solutions into longer-term contracts.

Also in the US, and subsequent to the end of the quarter, the Company signed a seven-year BPS deal with Universal Insurance valued at between US$45-US$75 million to process Universal’s book of business.

The Company expects growth in the US to further accelerate and as a result, is actively recruiting 500 new employees across the US, including the 300 positions in Russell County, Virginia.

CGI’s 2006-2008 business plan reaffirms its successful four pillar growth strategy, with CGI a consolidator in its industry. While CGI already has critical mass in its main geographies, it will continue to increase its presence through acquisitions in selected metropolitan markets where it sees the greatest potential to drive organic growth.

CGI GROUP INC.	11

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Financial Review

Revenue Growth

	3 months ended March 31, 2006	3 months ended March 31, 2005	6 months ended March 31, 2006	6 months ended March 31, 2005

(in '000 of dollars)	$	$	$	$
		Restated		Restated

Revenue	866,836	915,662	1,765,299	1,844,752
Internal growth	-3.9%	-2.3%	-3.5%	3.0%
External growth	1.5%	30.6%	1.6%	35.0%

Growth prior to foreign currency impact	-2.4%	28.3%	-1.9%	38.0%
Foreign currency impact	-2.9%	-4.3%	-2.5%	-3.4%

Growth over previous year	-5.3%	24.0%	-4.3%	34.6%

Revenue in the second quarter of 2006 was $866.8 million compared with $915.7 million reported in the same quarter of 2005. On a constant currency basis, year-over-year, revenue declined 2.4% as a result of negative internal growth of 3.9% ($35.4 million), partially offset by external growth of 1.5% ($13.3 million). Fluctuations of foreign currencies against the Canadian dollar had a negative impact on revenue of 2.9% ($26.8 million).

For the six months ended March 31, 2006, revenue was $1,765.3 million compared with $1,844.8 million reported in the same period of 2005. On a constant currency basis, revenue declined 1.9% ($34.2 million) from revenue reported in the first six months of fiscal 2005. The negative internal growth of 3.5% ($64.0 million) was partially offset by external growth of 1.6% ($29.9 million). The currency exchange rate fluctuations reduced the year-over-year growth by 2.5% resulting in a net negative revenue growth of 4.3% ($79.5 million).

For the three-month and six-month periods ended March 31, 2006, the variation in the Company’s internal growth resulted primarily from a decrease in revenue from the BCE family of companies, as well as the ramping down and termination of isolated contracts not meeting our profitability standards. These were partially offset by business won with existing and new clients.

Internal growth represents the increase / decrease in revenue growth less the revenue run-rate from acquired companies as at the transaction date then adjusted for the currency impact.

CGI GROUP INC.	12

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Revenue

	3 months ended March 31, 2006	3 months ended March 31, 2005	Change	6 months ended March 31, 2006	6 months ended March 31, 2005	Change

(in '000 of dollars)	$	$	%	$	$	%
Line of Business
IT services	760,745	803,591	(5.3)	1,550,702	1,622,455	(4.4)
BPS	106,091	112,071	(5.3)	214,597	222,297	(3.5)

Total revenue	866,836	915,662	(5.3)	1,765,299	1,844,752	(4.3)

Client Geography
Canada	528,798	549,089	(3.7)	1,084,953	1,123,219	(3.4)
US	280,851	292,994	(4.1)	565,980	578,324	(2.1)
Europe and Asia Pacific	57,187	73,579	(22.3)	114,366	143,209	(20.1)

Total revenue	866,836	915,662	(5.3)	1,765,299	1,844,752	(4.3)

Contract Types
Outsourcing	452,993	487,323	(7.0)	940,587	1,005,685	(6.5)
Systems integration and consulting	413,843	428,339	(3.4)	824,712	839,067	(1.7)

Total revenue	866,836	915,662	(5.3)	1,765,299	1,844,752	(4.3)

Targeted Economic Sectors
Financial services	307,935	319,409	(3.6)	612,470	648,421	(5.5)
Government and healthcare	275,503	285,463	(3.5)	553,956	544,629	1.7
Telecommunications and utilities	165,204	190,633	(13.3)	364,936	413,357	(11.7)
Retail and distribution	47,907	53,179	(9.9)	93,240	101,735	(8.3)
Manufacturing	70,287	66,979	4.9	140,698	136,610	3.0

Total revenue	866,836	915,662	(5.3)	1,765,299	1,844,752	(4.3)

Revenue by Line of Business

We have two LOBs, reflecting the global delivery approach that we take in providing IT and business process services to our clients. We manage our operations, evaluate each LOB’s performance and report segmented information according to this approach. (See Note 9 of the Notes to the Consolidated Financial Statements for the three-month period ended March 31, 2006).

Revenue from the delivery of IT services was $760.7 million in the second quarter of 2006, compared with $803.6 million reported in the same quarter of 2005, representing a 5.3% ($42.8 million) decrease in revenue. For fiscal 2006 year-to date, revenue from the delivery of IT services was $1,550.7 million or 4.3% lower than $1,662.5 million reported for the same period last year. For the three-month and six-month

CGI GROUP INC.	13

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

periods ended March 31, 2006, the fluctuation of foreign currencies against the Canadian dollar had a negative impact on revenue of 3.0% ($24.2 million) and 2.5% ($41.2 million), respectively.

On a constant currency basis, the decrease in revenue mainly reflected lower revenue from the BCE family of companies, as well as the ramping down and termination of isolated contracts not meeting our profitability standards. Meanwhile, external growth resulted from the acquisitions of MPI Professionals (“MPI”) (New York, financial services) in August 2005, Silver Oak Solutions (“Silver Oak”) (California, spend management) in September 2005 and Pangaea (Western Canada, system development) in March 2006.

Revenue from the delivery of business process services was $106.1 million in the second quarter of 2006, compared with $112.1 million reported in the same quarter of 2005, representing a 5.3% ($6.0 million) decrease in revenue. For fiscal 2006 year-to date, revenue from the delivery business process services was $214.6 million or 3.5% lower than $222.3 million reported for the same period last year. For the three-month and six-month periods ended March 31, 2006, the fluctuation of foreign currencies against the Canadian dollar had a negative impact on revenue of 2.3% ($2.5 million) and 1.8% ($4.1 million), respectively.

On a constant currency basis, the change in revenue mainly resulted from the sale of our electronic switching assets in December 2005 partially offset by new projects started in the government and healthcare sectors.

Revenue by Geography

In the second quarter of fiscal 2006, revenue from Canadian clients amounted to $528.8 million (61% of revenue), compared with $549.1 million (60% of revenue) in the second quarter of fiscal 2005. Revenue from our US-based clients totalled $280.9 (32% of revenue), compared with $293.0 million (32% of revenue) in the second quarter of fiscal 2005. Finally, revenue from European and Asian Pacific clients represented $57.2 million (7% of revenue), compared with $73.6 million (8% of revenue) in the second quarter of fiscal 2005.

For the first six months of fiscal 2006, revenue from Canadian clients was $1,085.0 million (61% of revenue), compared with $1,123.2 million (61% of revenue) for the first six months of fiscal 2005. US-client revenue totaled $566.0 million (32% of revenue), compared with $578.3 million (31% of revenue) for the first six months of fiscal 2005. European and Asian Pacific client revenue represented $114.4 million (7% of revenue), compared with $143.2 million (8% of revenue) in the first six months of the previous fiscal year.

For the three-month and six-month periods ended March 31, 2006, the change in revenue from Canadian clients can largely be explained by the fluctuations in the level of work received from our outsourcing clients, mainly the BCE family of companies. In the US and Europe and Asia Pacific, the revenue fluctuation is mainly attributable to the continued strengthening of the Canadian and the start-up of new contracts.

Revenue by Contract Types

For the three-month and six-month periods ended March 31, 2006, revenue earned from SI&C work represented 48% and 47% of revenue, up one and two percentage points respectively compared with the same periods last year. Outsourcing contracts represented respectively 52% and 53% in the three-month and six-month periods ending March 31, 2006.

CGI GROUP INC.	14

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

On a constant currency basis, the variation in the proportion of work earned within our contract types is mainly related to fluctuations in the level of work received from the BCE family of companies and an increase in the systems integration and consulting following the acquisitions of AGTI, MPI and Silver Oak whose operations were principally concentrated in the SI&C business.

Revenue by Targeted Economic Sectors

Compared with the second quarter of 2005, revenue in the government and healthcare and manufacturing sectors were each up one percentage point to 32% and 8%. Revenue from the telecommunications and utilities sector was down two percentage point to 19%. Meanwhile, the remainning targeted economic sectors were stable year-over-year with financial services representing 35% and retail and distribution came in at 6%.

For the first six months of fiscal 2006, the proportion of revenue from the government and healthcare and manufacturing sectors were up one percentage points to 31% and 8% respectively. Revenue from the telecommunications and utilities and retail and distribution sectors were each down one percentage point to 21% and 5%. Meanwhile, the financial services sector remained stable year-over-year, representing 35%.

For the three-month period ended March 31, 2006, the main contributors of the revenue change observed within the telecommunications and utilities sector is the level of work received from the BCE family of companies. Meanwhile, in the financial services and government and healthcare sectors, the revenue change was directly related to the comparative strength of the Canadian dollar versus the same period of 2005 and to the ramping down and termination of unprofitable contracts partially offset by acquisitions.

Top Five Clients

In the second quarter of fiscal 2006, our top five clients represented 26.0% of total revenue compared with 26.5% in the same quarter of last year with our largest client representing 10.6% and 12.7%, respectively.

CGI GROUP INC.	15

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Expenses

	3 months ended March 31, 2006	3 months ended March 31, 2005	Change	6 months ended March 31, 2006	6 months ended March 31, 2005	Change

(in '000 of dollars)	$	$	%		$	%
		Restated			Restated
Costs of services, selling and administrative	759,706	789,330	(3.8)	1,536,553	1,587,327	(3.2)
Amortization
Capital assets	9,485	11,149	(14.9)	17,939	22,336	(19.7)
Contract costs related to transition costs	3,986	3,280	21.5	7,989	7,262	10.0
Finite-life intangibles and other long-term assets	30,832	31,537	(2.2)	61,245	61,282	(0.1)

Amortization	44,303	45,966	(3.6)	87,173	90,880	(4.1)

In the quarter, the costs of services, selling and administrative expenses were $759.7 million or 87.6% of revenue, compared with $789.3 million in the second quarter of last year, or 86.2% of revenue. For the first six months of fiscal 2006, the costs of services, selling and administrative expenses were of $1,536.6 million, or 87.0%, compared with $1,587.3 million, or 86.0%, for the same period in fiscal 2005. For the three-month and six-month periods ended March 31, 2006, as a percent of revenue, the change in the costs of services, selling and administrative expenses resulted mainly from the lower utilization following less than anticipated level of work received from BCE.

In the quarter, amortization expenses were $44.3 million, a decrease of $1.7 million or 3.6% from the second quarter of fiscal 2005. For the first six months of fiscal 2006, amortization expenses were $87.2 million, a decrease of $3.7 million or 4.1% from the same period a year ago. The change in amortization was mainly related to certain computer equipment being fully amortized and the impairment related to finite-life intangibles. Partially offsetting this was the amortization of contract costs related to transitioning new contracts.

Total amortization expenses included the amortization of capital assets, contract costs related to transition costs, finite-life intangibles and other long-term assets. For additional details, please see Note 6 of the Notes to the Consolidated Financial Statements for the three and six-month periods ended March 31, 2006.

CGI GROUP INC.	16

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Adjusted EBIT

	3 months ended March 31, 2006	3 months ended March 31, 2005	Change	6 months ended March 31, 2006	6 months ended March 31, 2005	Change

(in '000 of dollars except margin %)	$	$	%	$	$	%
		Restated			Restated
Line of Business
IT services	69,208	85,475	(19.0)	155,468	174,323	(10.8)
	9.1%	10.6%		10.0%	10.7%
BPS	12,059	15,516	(22.3)	25,420	33,283	(23.6)
	11.4%	13.8%		11.8%	15.0%
Corporate expenses and programs	(18,440)	(20,625)	(10.6)	(39,315)	(41,061)	(4.3)

Total Adjusted EBIT	62,827	80,366	(21.8)	141,573	166,546	(15.0)
Total Adjusted EBIT margin	7.2%	8.8%		8.0%	9.0%

Adjusted EBIT was $62.8 million in the second quarter of 2006, down $17.5 million or 21.8%, compared with $80.4 million in the same quarter last year. On a constant currency basis, the adjusted EBIT in the second quarter was $65.9 million or 7.4% of revenue, a decrease of 18.0% from the second quarter of fiscal 2005.

For the six months ended March 31, 2006, adjusted EBIT was $141.6 million, $25.0 million or 15.0% lower than $166.5 million reported for the six months ended March 31, 2005. On a year-to-date constant currency basis, adjusted EBIT was $146.6 million or 8.1% of revenue, a decrease of 12.0% versus last year.

Adjusted EBIT by Line of Business

The IT services LOB reported an adjusted EBIT of $69.2 million (9.1% of revenue), compared with $85.5 million (10.6% of revenue) in the same quarter of fiscal 2005. For the six months ended March 31, 2006, the IT services LOB reported an adjusted EBIT of $155.5 million (10.0% of revenue), compared with $174.3 million (10.7% of revenue) for the six months ended March 31, 2005. The year-over-year variance in adjusted EBIT and adjusted EBIT margin for the three-month and six-month periods ended March 31, 2006, resulted mainly from the lower utilization following less than anticipated level of work received from BCE and the impact in changes of project related estimations, partially offset by additional work from new and existing clients.

The BPS LOB reported an adjusted EBIT of $12.1 million (11.4% of revenue) in the second quarter of 2006 compared with $15.5 million (13.8% of revenue) in the same quarter one year ago. For the first six months of the current fiscal year, the BPS LOB reported an adjusted EBIT of $25.4 million (11.8% of revenue), down $7.9 million from $33.3 million (15.0% of revenue) from the same period a year ago. The year-over-year change in adjusted EBIT and adjusted EBIT margin for the three-month and six-month periods ended March 31, 2006,

CGI GROUP INC.	17

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

reflected the on-going costs related to an investment being incurred to develop our offering to the brokerage industry and the associated earnings from our electronic switching business following the sale of these assets in the first quarter of fiscal 2006.

Corporate expenses and programs were $18.4 million (2.1% of revenue) in the second quarter of 2006, compared with $20.6 million (2.3% of revenue) in the second quarter of last year. For the first six months of the current fiscal year, corporate expenses were $39.3 million (2.2% of revenue), down $1.7 million, from $41.1 million (2.2 % of revenue) for the six months ended March 31, 2005.

Adjusted EBIT – Alternate View

The following table provides an alternate view of our results:

	3 months ended March 31, 2006		3 months ended March 31, 2005		6 months ended March 31, 2006		6 months ended March 31, 2005

(in '000 of dollars except %)%		$	%	$	%	$	%	$
				Restated				Restated
Revenue	100.0	866,836	100.0	915,662	100.0	1,765,299	100.0	1,844,752
Costs of services [1]	69.5	602,175	68.3	625,651	68.5	1,208,937	68.0	1,254,530
Amortization	4.4	38,535	4.2	38,468	4.3	75,460	4.1	76,045

Gross profit	26.1	226,126	27.5	251,543	27.2	480,902	27.9	514,178

Selling, general and administration [2]	18.2	157,531	17.9	163,679	18.6	327,616	18.0	332,797
Amortization	0.7	5,768	0.8	7,498	0.7	11,713	0.8	14,835

Adjusted EBIT [3]	7.2	62,827	8.8	80,366	8.0	141,573	9.0	166,545

1:

Costs of services are composed of charges related to providing IT and business process services to clients, such as employee compensation and subcontractor expenses, support and maintenance expenses, amortization and research expenses.

2:

Selling, general and administrative expenses are composed of expenses which are not directly related to providing IT and business process services to clients, such as compensation costs for selling and administrative staff and amortization related to corporate information systems.

3:	Refer to section “Adjusted EBIT” for the reconciliation to its closest GAAP measurement.

Gross profit in the second quarter was $226.1 million or 26.1% compared with $251.5 million or 27.5% in the same quarter last year. For the first six months of fiscal 2006, gross profit was $480.9 million or 27.2% compare with $514.2 or 27.9% for the first six months of fiscal 2005. The change in gross profit reflected mainly the decline in revenue.

Selling, general and administrative expenses were $157.5 million or 18.2%, down $6.1 million, compared with $163.7 million in the same quarter of last year. For the first six months of fiscal 2006, selling, general and administrative expenses were $327.6 million or 18.6% compare with $332.8 million or 18.0% for the first six months of fiscal 2005.

CGI GROUP INC.	18

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and income from continuing operations before taxes which is reported in accordance with Canadian GAAP:

	3 months ended March 31, 2006	3 months ended March 31, 2005	Change	6 months ended March 31, 2006	6 months ended March 31, 2005	Change

(in '000 of dollars except margin %)	$	$	%	$	$	%
		Restated			Restated

Adjusted EBIT	62,827	80,366	(21.8)	141,573	166,545	(15.0)
Adjusted EBIT margin	7.2%	8.8%		8.0%	9.4%

Interest expense
Interest on long-term debt	12,117	6,283	92.9	16,706	13,979	19.5
Other income, net	(1,696)	(2,002)	(15.3)	(3,611)	(4,147)	(12.9)

Interest expense	10,421	4,281	143.4	13,095	9,832	33.2
Loss (gain) on sale of assets	558	-	-	(10,475)	-	-
Gain on sale of investment in an entity subject to significant influence	-	(4,216)	-	-	(4,216)	-
Entity subject to significant influence	-	(74)	-	-	(321)	-
Restructuring costs related to specific items	31,315	-	-	31,315	-	-

Income from continuing operations before taxes	20,533	80,375	(74.5)	107,638	161,250	(33.2)

Interest Expense

Net interest expense was $10.4 million in the second quarter of 2006, up $6.1 million compared with $4.3 million in the second quarter of last year. For the six months ended March 31, 2006, net interest expense was $13.1 million compared with $9.8 million in the same period a year ago. The change for the three-month and six-month periods ended March 31, 2006, reflected the increase in long-term debt required to finance part of the BCE share buyback which was announced in the previous quarter.

Gain on Sale of Assets

The proceeds from the sale of the electronic switching assets amounted to $27.6 million. The disposal of these assets resulted in a pre-tax gain of $10.5 million in fiscal 2006.

Gain on Sale of Investment in an Entity Subject to Significant Influence

The disposition of our interest in Nexxlink Technologies Inc (“Nexxlink”) yielded a pre-tax gain in the second quarter of fiscal 2005 of $4.2 million.

CGI GROUP INC.	19

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Restructuring Costs Related to Specific Items

During the second quarter of fiscal 2006, as part of actions intended to strengthen our competitive position announced on March 29, 2006, each business unit and global function, including corporate, was re-examined at a granular level. In connection with this initiative, a pre-tax provision, for severance and other related benefits, totaling $31.3 million was taken.

The following table shows details of restructuring costs related to specific items recorded in the statement of earnings during the six months ended March 31, 2006:

Severance

(in '000 of dollars)	$
IT Services	28,782
BPS	2,412
Corporate	4,186

Restructuring costs related to specific items	35,380
BCE contribution	(4,065)

Total retsructuring costs related to specific items	31,315

Income Taxes

Income taxes were $6.4 million in the second quarter of 2006, down $20.4 million from $26.8 million for the same quarter last year. For the six-month period ended March 31, 2006, income taxes were $36.6 million, down $18.0 million from $54.6 million. The reduction in the income taxes expense versus the three and the six-month periods ended March 31, 2006, resulted mainly from the additional charges before taxes following the restructuring activities.

The income tax rate was 31.1% in the quarter, compared with 33.3% in the same quarter a year ago. The reduction in the income tax rate mainly resulted from a change in the distribution of our earnings across our geographic markets and the effect of benefits arising from investment in subsidiaries.

CGI GROUP INC.	20

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Earnings

The following table includes a reconciliation between our cash net earnings prior to restructuring costs related to specific items and cash net earnings to the net earnings from continuing operations which is reported in accordance with Canadian GAAP:

	3 months ended March 31, 2006	3 months ended March 31, 2005	Change	3 months ended March 31, 2006	6 months ended March 31, 2005	Change

(in '000 of dollars except for per share data and margin %)	$	$	%	$	$	%
		Restated			Restated
Cash net earnings prior to restructuring costs related to specific items	55,950	74,619	(25.0)	132,043	147,198	(10.3)
Cash net earnings prior to restructuring costs related to specific items margin	6.5%	8.1%		7.5%	8.0%
Restructuring costs related to specific items	31,315	-	-	31,315	-
Tax impact of restructuring costs related to specific items	(10,760)	-	-	(10,635)	-

Cash net earnings	35,395	74,619	(52.6)	111,488	147,198	(24.3)
Cash net earnings margin	4.1%	8.1%		6.3%	8.0%
Amortization of finite-life intangibles	30,832	31,537	(2.2)	61,245	61,282	(0.1)
Tax impact of amortization	(9,586)	(10,509)	(8.8)	(20,814)	(20,746)	0.3

Net earnings from continuing operations	14,149	53,591	(73.6)	71,057	106,662	(33.4)
Net earnings from continuing operations margin	1.6%	5.9%		4.0%	5.8%
Net earnings	14,149	49,594	(71.5)	71,057	102,937	(31.0)
Net earnings margin	1.6%	5.4%		4.0%	5.6%
Weighted average number of Class A subordinate shares and Class B shares	344,825,024	442,492,713	(22.1)	388,126,856	43,538,853	(12.5)
Basic and diluted cash net earnings per share (in dollars)	0.10	0.17		0.29	0.33
Basic and diluted cash net earnings per share prior restructuring costs related to specific items (in dollars)	0.16	0.17		0.34	0.33
Basic and diluted earnings per share from continuing operations (in dollars)	0.04	0.12		0.18	0.24
Basic and diluted earnings per share (in dollars)	0.04	0.11		0.18	0.23

CGI GROUP INC.	21

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Cash Net Earnings

Cash net earnings were $35.4 million (4.1% of revenue) in the latest quarter compared with $74.6 million (8.1% of revenue) in the same quarter last year. For the first six months of fiscal 2006, cash net earnings were $111.5 million compared with $147.2 million over the same period last year. The three-month and six-month decreases in cash net earnings versus the same periods last year were mainly driven by the change in adjusted EBIT discussed previously, additional costs related to the recent restructuring initiative and the interest related to the long-term debt required to finance part of the recent buyback of 100 million shares.

Cash net earnings per share were $0.10 in the second quarter of 2006, down $0.07 from $0.17 year-over-year. For the six-month period ended March 31, 2006, cash net earnings per share were $0.29, $0.04 lower than the same period in the previous year. The year-over-year decrease was mainly driven by a change in adjusted EBIT and additional costs related to the long-term debt required to finance part of the BCE share buyback partially offset by the decrease in the weighted average number of shares outstanding following the BCE share buyback and repurchase program.

Cash net earnings per share prior to restructuring costs related to specific items were $0.16 in the second quarter of 2006 compared with $0.17 in the second quarter of 2005. For the six-month period ended March 31, 2006, cash net earnings per share prior to restructuring costs related to specific items were $0.34, up $0.01 from $0.33, when compared with the same period last year mainly resulting from the decrease in the weighted average number of shares outstanding following the recent buyback activity partially offset by a change in adjusted EBIT and additional costs related to the long-term debt required to finance part of the BCE share buyback.

CGI GROUP INC.	22

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

The following table includes a reconciliation between net earnings from continuing operations prior to restructuring costs related to specific items and net earnings from continuing operations which is reported in accordance with Canadian GAAP:

	3 months ended March 31, 2006	3 months ended March 31, 2005	Change	6 months ended March 31, 2006	6 months ended March 31, 2005	Change

(in '000 of dollars except for per share data and margin %)	$	$	%	$	$	%
		Restated			Restated

Net earnings from continuing operations prior to restructuring costs related to specific items	34,704	53,591	(35.2)	91,612	106,662	(14.1)
Net earnings from continuing operations prior to restructuring costs related to specific items margin	4.0%	5.9%		5.2%	5.8%
Restructuring costs related to specific items	31,315	-	-	31,315	-	-
Tax impact of restructuring costs related to specific items	(10,760)	-	-	(10,760)	-	-

Net earnings from continuing operations	14,149	53,591	(73.6)	71,057	106,662	(33.4)
Net earnings from continuing operations margin	1.6%	5.9%		4.0%	5.8%

Basic and diluted net earnings per share from continuing operations prior restructuring costs related to specific items (in dollars)	0.10	0.12		0.24	0.24
Basic and diluted earnings per share from continuing operations (in dollars)	0.04	0.12		0.18	0.24

CGI GROUP INC.	23

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Net Earnings from Continuing Operations

In the second quarter of 2006, net earnings from continuing operations were $14.1 million compared with $53.6 in the same period last year. For the six-month period ended March 31, 2006, net earnings from continuing operations were $71.1 million, down $35.6 million from $106.7 million reported in the same period a year ago. The net earnings from continuing operations margin was 1.6% in the second quarter of 2006, compared with 5.9% in last year’s second quarter. In the latest quarter, the decrease in net earnings from continuing operations and net earnings from continuing operations margin compared with the same period last year resulted primarily from the additional charges related to the recent restructuring initiative and the interest on the long-term debt required to finance part of the BCE share buyback, the change in adjusted EBIT and the non-recurrence of last year’s gain on sale of an entity subject to significant influence. For the six-month period ended March 31, 2006, the decrease in net earnings from continuing operations and net earnings from continuing operations margin was also impacted by the gain on the sale of our electronic switching assets realized in the last quarter.

In the second quarter of fiscal 2006, basic and diluted earnings per share from continuing operations were $0.04, compared with earnings per share of $0.12 reported in last year’s second quarter. CGI’s basic weighted average number of shares outstanding at the end of the quarter was 344,825,024, down 22.1% when compared with the same quarter last year.

Net earnings per share from continuing operations prior to restructuring costs related to specific items were $0.10 in the second quarter of 2006, compared with $0.12 in the same quarter a year ago. For the six-month period ended March 31, 2006, net earnings per share from continuing operations prior to restructuring costs related to specific items were $0.24, unchanged from the same period in the previous year. This is explained by the change in net earnings from continuing operations partially offset by the decrease in the weighted average number of shares outstanding.

Net Earnings from Discontinued Operations

There were no discontinued operations in the second quarter of 2006. The loss of $4.0 million reported in the second quarter of 2005 was due to the sale of both the US Services to Credit Unions business unit and the principal assets of Keyfacts Enterprises Canada Inc.

Net Earnings

In the second quarter of 2006, net earnings were $14.1 million or $0.04 per share, compared with $0.11 per share in the same quarter last year. For the six months ended March 31, 2006, net earnings were $71.1 million or $0.18 per share, compared with $102.9 million or $0.23 per share during the same period a year ago.

CGI GROUP INC.	24

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Liquidity and Capital Resources

CGI’s growth is financed through cash flow from operations, combined with the issuance of debt, borrowing under our existing credit facilities or the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

At March 31, 2006, cash and cash equivalents were $198.0 million. The following table illustrates the main activities for the three and six-month periods ended March 31, 2006 and 2005:

	3 months ended March 31, 2006	3 months ended March 31, 2005	6 months ended March 31, 2006	6 months ended March 31, 2005

(in '000 of dollars)	$	$	$	$
Cash provided by continuing operating activities	82,022	66,842	145,396	169,434
Cash (used in) provided by continuing investing activities	(16,997)	4,923	(49,034)	(51,407)
Cash used in continuing financing activities	(130,015)	(154,081)	(138,541)	(173,843)
Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	32	(1,407)	(290)	(126)

Net decrease in cash and cash equivalents of continuing operations	(64,958)	(83,723)	(42,469)	(55,942)
Net cash and cash equivalents used by discontinued operations	-	(2,911)	-	(1,757)

Net decrease in cash and cash equivalents	(64,958)	(86,634)	(42,469)	(57,699)

Operating Activities

Cash provided by continuing operating activities was $82.0 million in the second quarter of 2006, compared with $66.8 million in the same quarter of last year. The improvement versus last year resulted from the earlier receipt of tax credit payments and the timing of large supplier payments. These elements were partially offset by lower profitability during the second quarter of fiscal 2006 and the timing of payments received from large outsourcing clients.

CGI GROUP INC.	25

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Investing Activities

In the second quarter of 2006, continuing investing activities used $17.0 million, a decrease of $21.9 million from the $4.9 million provided by investing activities in the second quarter of last year. The following table provides further details on the cash used in investing activities:

	3 months ended March 31, 2006	3 months ended March 31, 2005	6 months ended March 31, 2006	6 months ended March 31, 2005

(in '000 of dollars)	$	$	$	$
Additions to finite-life intangibles and other long-term assets [1]	(20,435)	(25,008)	(36,053)	(44,706)
Purchase of capital assets	(10,078)	(6,295)	(21,954)	(14,950)
Contract costs	(9,844)	(8,031)	(16,391)	(11,985)

Sub-total	(40,357)	(39,334)	(74,398)	(71,641)
Business acquisitions	(4,953)	(10,349)	(5,377)	(43,251)
Proceeds from sale of investment in an entity subject to significant influence	-	20,849	-	20,849
Proceeds from sale of assets and businesses	27,559	29,521	27,559	29,521
Other proceeds [2]	754	4,236	3,182	13,115

Total cash (provided by) used in investing activities	(16,997)	4,923	(49,034)	(51,407)

1:

Certain development costs are capitalized as business solutions within the finite-life intangibles as they meet specific criteria related to technical, and market feasibility and financial recoverability. These solutions are developed as a result of taking our research findings and translating them into plans or designs for new processes or systems which will contribute to better servicing new and existing IT and BPS clients.

2:	Other proceeds include proceeds from the disposal of capital assets and the decrease in other long-term assets.

The decrease in cash provided by investing activities between the second quarter 2006 and the second quarter of 2005 is mainly related to the sale of the Company’s investment in Nexxlink.

Investments in finite-life intangibles and other long-term assets amounting to $20.4 million during the second quarter was primarily comprised of business solutions ($12.0 million) and deferred financing fees ($6.5 million).

We also incurred research expenses of $7.0 million within our costs of services, selling and administrative expenses, while seeking applications for new technology, or conceptually formulating and designing possible prototypes or process alternatives that could potentially lead to new solutions for either existing or new clients. The combined gross research and development spending incurred in the second quarter of 2006 was $19.1 million compared with $20.4 million in the same quarter last year. Further to the research and capitalized development costs noted above, there are additional research and development costs incurred which are initiated as part of client projects and are included in our costs of services.

CGI GROUP INC.	26

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

In the second quarter, capital assets purchases of $10.1 million were $3.8 million higher than the same quarter last year. They were mainly comprised of computer equipment purchases and the investment in our facilities used to service large outsourcing clients. The $9.8 million investment in contract costs was mainly related to capitalizing start-up costs for certain new outsourcing contracts.

The amount invested in business acquisitions was related to Pangaea which was acquired during the second quarter ended March 31, 2006.

Financing Activities

In the second quarter of 2006, continuing financing activities used $130.0 million, a decrease of $24.1 million from the $154.1 million used in the second quarter of last year. The following table provides further details on the cash used in financing activities:

	3 months ended March 31, 2006	3 months ended March 31, 2005	6 months ended March 31, 2006	6 months ended March 31, 2005

(in '000 of dollars)	$	$	$	$
Increase in credit facilities	738,605	-	738,605	190,000
Repayment of credit facilities	(29,495)	(100,000)	(29,495)	(307,578)
Repayment of long-term debt	(4,229)	(5,118)	(7,210)	(7,850)
Repurchase of Class A subordinate shares	(865,990)	(49,648)	(873,175)	(49,648)
Issuance of shares (net of share issue costs)	31,094	685	32,734	1,233

Total cash used in financing activities	(130,015)	(154,081)	(138,541)	(173,843)

In the second quarter of 2006, the Company’s continuing financing activities required $130.0 million in cash. This was mainly due to the 100 million CGI Class A shares repurchased from BCE in the first quarter worth $859.2 million plus associated costs of $6.8 million. The transaction was completed on January 12, 2006 and financed through a combination of our cash ($127.4million) and revolving credit facilities ($738.6 million). During the second quarter, CGI repaid $29.5 million of its credit facilities.

The cash provided from issuance of shares was related to the announcement, on March 23, 2006, indicating that Desjardins had exercised a warrant issued in 2001 for 4,000,000 Class A shares of CGI Group, at a price of $6.55 each. The remaining proceeds of $4.9 million from shares issued, were generated through the exercise of options during the quarter.

CGI GROUP INC.	27

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Capital Resources

	Total Commitment	Available at March 31, 2006	Outstanding at March 31, 2006

(in '000 of dollars)	$	$	$$
Cash and cash equivalents	-	197,990	-
Unsecured committed revolving facilities [1]	1,000,000	251,290	748,710 [2]
Lines of credit and other facilities [1]	31,060	27,019	4,041 [2]

Total	1,031,060	476,299	752,751 [2]

1: Excluding any existing credit facility under non-majority owned entities.

2: Consists of drawn portion and Letters of Credit.

Our cash position and bank lines are sufficient to support our growth strategy. At March 31, 2006, cash and cash equivalents were $198.0 million and the total credit facilities available amounted to $278.3 million. Cash equivalents typically include commercial papers, money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major Canadian banks.

Total long-term debt increased by $709.1 million to $962.2 million at March 31, 2006, compared with $253.0 million at December 31, 2005. The increase resulted primarily from the increase in the credit facilities.

On January 12, 2006, the Company amended its five-year existing unsecured credit facility to increase its size to $1.0 billion. The $1.0 billion committed banking facilities are for our operating activity needs, working capital purposes and for the financing of acquisitions and outsourcing contracts. The agreement is comprised of a Canadian tranche with a limit of $850.0 million and a US tranche equivalent to $150.0 million. As at March 31, 2006, an amount of $251.3 million was available under this agreement. The agreement has a five-year term, expiring in December 2009. We also have access to a $21.0 million demand line of credit for cash management purposes and $6.1 million of other facilities to cover other requirements. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. We have obtained certain amendments to the definition and calculations of the ratios which consider the impact of the competitive position strengthening program on our unsecured committed revolving facilities and are in the process of amending on the same basis, our agreement for the senior US unsecured notes. If the amendments are not obtained for the senior US unsecured notes, it is our intention to use the unsecured committed revolving facilities to repurchase the notes. At March 31, 2006, CGI was in compliance with these covenants.

We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations. We could modify the current financial structure if we deemed it beneficial to the Company. We expect new large outsourcing contracts or large acquisitions to be financed by the issuance of debt or equity, should additional cash resources be required.

CGI GROUP INC.	28

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Contractual Obligations

		Payments Due By Period
Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	Years 6 to 10	After 10 years

(in '000 of dollars)	$	$	$	$	$	$
Long-term debt	952,760	11,113	8,454	808,379	124,814	-
Capital lease obligations	9,430	3,552	5,873	5	-	-
Operating leases
Rental of office space [1]	1,037,569	130,219	219,885	184,812	282,116	220,537
Computer equipment and other	150,226	76,457	62,880	7,827	3,062	-
Long-term service agreements [1]	137,622	11,802	75,869	47,988	1,963	-

Total Contractual Obligations	2,287,607	233,143	372,961	1,049,011	411,955	220,537

1:

Included in these obligations are $65.6 million of office space leases and $8.6 million of long-term service agreements which are accounted for under accounts payable and accrued liabilities, accrued integration charges and other long-term liabilities and long-term debt.

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $2,287.6 million. Of this, rental of office space represents $1,037.6 million, computer equipment and other represents $150.2 million and long-term service agreements, which are comprised of enterprise software licenses and maintenance contracts, represents $137.6 million. In the quarter, total contractual obligations increased by $675.2 million, mainly due to the long-term debt increase for the financing of the shares repurchased from BCE. Computer equipment and other leases mainly pertain to hardware leased from manufacturers or financial institutions in the course of business activities.

We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization. From time to time, we use various financial instruments to manage our exposure to fluctuations in foreign currency exchange rates. However, we do not hold or use any derivative instruments for speculative trading purposes.

CGI GROUP INC.	29

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Selected Measures of Liquidity and Capital Resources

	As at March 31, 2006	As at March 31, 2005

Working capital (in '000 of dollars)	310,145	299,772
Current ratio	1.45	1.40
Shareholders’ equity per common share (in dollars)	5.20	5.64
Net debt to capitalization ratio	28.2%	7.0%
Long-term debt to capitalization ratio [1]	35.6%	12.0%
Days sales outstanding (in days)	50	49
Return on invested capital	7.5%	7.8%
Return on equity [2]	7.9%	8.2%

1:	The long-term debt to capitalization ratio represents the proportion of long-term debt over the sum of shareholders’ equity and long-term debt.
2:	The return on equity ratio represents the proportion of the last four quarters’ net earnings from continuing operations over the last four quarters’ average equity.

Based on a total of 335,313,600 shares outstanding at March 31, 2006, CGI’s shareholders’ equity per common share is $5.20. This is down $0.44 when compared with March 31, 2005. This change was due to the reduction in equity following the shares repurchased from BCE in January 2006 and the share repurchase program partially offset by the warrants exercised by Desjardins in March 2006 as well as the second quarter’s net earnings. The change in the foreign currency translation adjustment mainly reflected the 3.4% depreciation of the US dollar versus the Canadian dollar between March 31, 2005 and March 31, 2006. We translate the assets and liabilities denominated in foreign currencies using the closing exchange rates.

DSO increased by one day to 50 days when compared with the same quarter of last year, mainly due to the decrease in revenue and the related reduction in the monthly payments-in-advance from our outsourcing clients.

The net debt to capitalization ratio and long-term debt to capitalization ratio increased compared to last year due to the additional debt issued in the second quarter of 2006 which increased by $621.8 million between March 31, 2006 and March 31, 2005.

The return on invested capital ratio was 7.5% at March 31, 2006, compared with 7.8% a year ago. The return on equity ratio was 7.9% at March 31, 2006, compared with 8.2% last year. The decrease of both ratios is due to the lower profitability which was mainly driven by the restructuring charges provision and the reduction in work from the BCE family of companies.

CGI GROUP INC.	30

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Financial Instruments

From time to time, the Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. The Company enters into financial instrument contracts to hedge its net investment in foreign subsidiaries. Foreign exchange translation gain or loss on the net investment is recorded under foreign currency translation adjustment. Any realized or unrealized gain or loss on instruments covering the net investment is also recognized in foreign currency translation adjustment. The Company also enters into forward contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of its subsidiaries. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or forecasted transactions are recorded in costs of services, selling and administrative expenses when the related transaction is realized. Periodic assessments of each hedge’s effectiveness are performed during the year.

Off-Balance Sheet Financing and Guarantees

We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the threshold for capitalization. We enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures guarantees and US government contracts.

On the sale of assets or business divestitures, we may be required to pay for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against third parties. Also, in the normal course of business, we may provide certain clients, principally governmental entities, with financial performance guarantees, which are generally backed by surety bonds. In general, we would only be liable for the amount of these guarantees in the event of default in the performance of our obligations, the probability of which is remote in our opinion. We do not expect to incur any potential payment in connection with these guarantees which could have a materially adverse effect on our consolidated financial statements.

We are also engaged in providing services under certain contracts with the U.S. government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. government investigate whether our operations are being conducted in accordance with these requirements. Generally, the government has the right to change the scope of, or terminate, these contracts at its convenience. While we do not expect to realize any significant changes to these contracts, the termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

In the normal course of business, we may provide certain clients, principally governmental entities, with financial performance guarantees, which are generally backed by surety bonds. In general, we would only be liable for the amount of these guarantees in the event of default in the performance of its obligations, the probability of which is remote in management’s opinion. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial position.

CGI GROUP INC.	31

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

In addition, the Company provides a guarantee of $5.9 million of the residual value of a leased property accounted for as an operating lease at the expiration of the lease term.

Capability to Deliver Results

We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and finance our growth. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth. These non-capital resources include a strong management team with a very low historical turnover rate, sophisticated management frameworks for a consistently high standard of client service and ongoing managerial training, as well as quality processes that help us integrate new members as part of large outsourcing contract wins or acquisitions.

Related Party Transactions

In the normal course of business, CGI is also party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises significant influence over Innovapost’s operating, financing and investing activities through its 49% ownership interest. Transactions and resulting balances, which were measured at commercial rates, are presented below:

	3 months ended March 31, 2006	3 months ended March 31, 2005	6 months ended March 31, 2006	6 months ended March 31, 2005

(in '000 of Canadian dollars)	$	$	$	$
Revenue	26,678	27,663	52,327	58,344
Accounts receivable	5,864	3,170	5,864	3,170
Work in progress	1,979	2,904	1,979	2,904
Prepaid expenses and other current assets	1,354	2,173	1,354	2,173
Contract costs	17,490	18,499	17,490	18,499
Accounts payable and accrued liabilities	2,603	393	2,603	393

Critical Accounting Estimates

The Company’s significant accounting policies are described in note 2 of the consolidated financial statements. The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

CGI GROUP INC.	32

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

	Consolidated balance sheets	Consolidated statements of earnings

Areas impacted by estimates		Revenue	Costs of services, selling and administrative	Amortization/Impairment	Restructuring costs related to specific items	Income taxes

Allowance for doubtful accounts	X		X

Goodwill	X			X

Income taxes	X					X

Accounts payable and accrued liabilities	X		X

Revenue recognition	X1	X

Contract costs	X	X		X

Investment tax credits	X		X

Impairment of long-lived assets	X			X

Restructuring costs related to specific items	X				X

1: Accounts receivable and work in progress

Allowance for Doubtful Accounts

The allowance for doubtful trade receivables is established when collection of amounts due from clients is deemed improbable. The allowance is reviewed periodically and is based on an analysis of specific outstanding accounts, aging of trade receivables, historical collection experience and client creditworthiness. Indicators of improbable collection include client bankruptcy, client litigation, industry downturns, client cash flow difficulties or ongoing service or billing disputes.

Goodwill

Goodwill is assessed for potential impairment, at the reporting unit level, when events or changes in circumstances exist that the carrying amount may not be recoverable,. Such assessment requires a comparison of the fair value of the reporting unit to its carrying value. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values and discount rates. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

Income Taxes

The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are

CGI GROUP INC.	33

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

subject to the Company’s interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as is it influenced by future operating results of the Company and its tax interpretations.

Accounts Payable and Accrued Liabilities

The Company accrued for costs incurred to restructure and integrate the acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the acquisition of an asset or the reduction of a liability or the loss or impairment of an asset or the incurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to initial provision are made as soon as the Company’s management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company’s projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company’s management and the knowledge of the Company’s advisers regarding specific regions and characteristics of premises.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.

Revenue Recognition

The determination of revenues and costs on arrangements that use the percentage-of-completion method requires judgment and estimation. The method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Moreover, if total costs from a contract are estimated to exceed the estimated total revenue from the contract, then a provision for the estimated loss is made in the period in which the loss first becomes apparent. Another assessment, related to a contract which involves the provision of multiple service elements, is whether the total estimated contract revenue that is allocated to each element based on the relative fair value of each element. Revenue is then recognized for each element as for single-element contracts. Management regularly reviews arrangement profitability and the underlying estimates.

CGI GROUP INC.	34

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Contract Costs

Certain costs incurred upon initiation of an outsourcing contract are deferred and amortized over the contract life. These costs consist primarily of incentives and transition costs. Estimates and assumptions that the Company makes include projecting future cash flows in order to assess the recoverability of these contract costs when events or changes in circumstances exist such that the carrying amount may not be recoverable. To assess recoverability, undiscounted estimated cash flows of the contract are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions on one or more contracts will not impact the cash flows generated by the Company’s operations.

Investment Tax Credits

The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. An assessment of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Impairment of Long-Lived Assets

The Company tests the recoverability of long-lived assets, such as finite-life intangibles and capital assets, when events or changes in circumstances exist that the carrying amount may not be recoverable. For finite-life intangibles, such as business solutions, software licenses and customer relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives, estimating the marketability of the software solutions and the related future revenues, and assessing the cost balances. For internal-use software included in finite-life intangibles and for capital assets, the appropriate amortization period is based on estimates of the Company’s ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company’s operations.

Restructuring Costs Related to Specific Items

In the three-month period ended March 31, 2006, the Company announced a plan to reduce its workforce and to close and consolidate its facilities. The plan was initiated because of lower than expected BCE work volumes and in an effort to reduce costs and improve its profitability. The charge taken during the quarter is comprised of severance costs. The recognition of these charges requires management to make certain judgments and estimates regarding the nature, timing and amount associated with these plans. For leased facilities that have been abandoned or subleased, the estimated lease cost represents future lease payments subsequent to abandonment less estimated sublease income. At each reporting date, we will evaluate our accruals for closed facilities and employee severances to ensure that the accruals are still appropriate.

Summary of Significant Accounting Policies

The interim consolidated financial statements for the three and six months ended March 31, 2006 and 2005, are unaudited and include all adjustments that the management of CGI considers necessary for a fair presentation of the financial position, results of operations and cash flows.

CGI GROUP INC.	35

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

The disclosures provided for these interim periods do not conform in all respects to the requirements of GAAP for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2005. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2005, except for the restructuring policy which is applied to address circumstances that affect the preparation of the interim financial statements only and has no effect on the last annual financial statements.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Restatement

The Company provides a centralized service to the Canadian property and casualty insurance industry for the purpose of ordering abstracts of driving records from government authorities. Following its accounting reviews performed during the year ended September 30, 2005, the Company revised its interpretation of the accounting treatment related to those services. The revised interpretation required that the revenue and applicable costs of services charged to clients, which are included in Costs of services, selling and administrative expenses, be presented on a net basis rather than on a gross basis as they had been presented previously. For comparative purposes, the reclassification amounted to $14.0 million and $25.9 million for the three and six months ended March 31, 2005, respectively. The revised presentation is in accordance with Emerging Issue Committee (“EIC”) Abstract 123, “Reporting Revenue Gross as a Principal versus Net as an Agent”, which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the client or the net amount retained. This reclassification had no impact on net earnings or cash flows.

Change in Accounting Policies

The CICA has issued the following new Handbook Sections which were effective for interim periods beginning on or after January 1, 2006:

a)   Handbook Section 3831, “Non-Monetary Transactions”, requires that non-monetary transactions be recorded at fair value unless the transaction has no commercial substance, it is an exchange of inventory, it is non-monetary, non-reciprocal transfer to owners or it’s not reliably measurable. The adoption of this section did not have any impact on the consolidated financials statements.

b)   EIC 156, “Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products)” provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and other. The adoption of EIC 156 did not have any impact on the consolidated financial statements since the Company already adopted the US equivalent of EIC 156 which is the EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer” issued by the Financial Accounting Standards Board’s Emerging Issues Task Forces as at September 30, 2002.

CGI GROUP INC.	36

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Risks and Uncertainties

While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to our Industry

The competition for contracts – We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations certified under ISO 9001. Our management processes were developed to help us ensure that our members consistently deliver services according to our high standards and they are based on strong values underlying our client-focused culture. These processes have contributed to our high contract win and renewal rates to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is a leading provider of IT and business process services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US market. We have made good progress in growing our revenue from the US and internationally over the past three years and expect this trend to continue. However, the market for new IT and BPS outsourcing contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The long sales cycle for major outsourcing contracts – As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles. If it were between six and 18 months in the past, it is now between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and cost of qualified IT professionals – There is strong demand for qualified individuals in the IT industry. Over the years, we have been able to successfully attract and retain qualified staff, thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals. We believe that we are a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – We strive to remain at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices and professionals; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others – We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the right to use intellectual property that includes a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the

CGI GROUP INC.	37

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Limited ability to protect our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business

Business mix variations – The proportion of revenue that we generate from shorter-term SI&C projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations – We manage operations in 16 countries worldwide, with less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes management frameworks and processes that guide business unit leaders in managing our members and clients, helps ensure worldwide operational efficiency and consistency. However, the immense scope of our worldwide operations makes us subject to currency fluctuations; price controls or restrictions on the exchange of foreign currency; the burden of complying with a wide variety of national and local laws; differences in, and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients – The integration of acquired operations has become a core competency for us as we have acquired a large number of companies since our inception. Our disciplined approach to management, largely based on our management frameworks, has been an important factor in the successful integration of human resources

CGI GROUP INC.	38

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

of acquired companies and the IT operations of outsourcing clients. As at March 31, 2006, the majority of our operations had received ISO 9001 certification.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions – With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow. We have a strong record of successfully meeting or exceeding our clients’ needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and minimize risks. In addition, a number of our outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables – We generate a significant portion of our revenue from the subsidiaries and affiliates of one of our large shareholders, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Short-term, project-related contract risks – With the acquisition of AMS, the percentage of revenue that CGI derives from shorter-term, project-oriented contracts increased substantially. We manage all client contracts utilizing the Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that client projects are all managed according to the same high standards throughout the organization. As a result of the CPMF, there is a high degree of rigour and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements acquired with AMS are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk – An acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

CGI GROUP INC.	39

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government’s use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the US and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Risks Related to Business Acquisitions

Difficulties in executing our acquisition strategy – A significant part of our growth strategy is dependent on our ability to continue making niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Our management faces a complex and potentially time-consuming task in implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks Related to the Market

Economic risk – An economic downturn may cause our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may

CGI GROUP INC.	40

Management’s Discussion and Analysis of Financial Position and Results of Operations

For the second quarter ended March 31, 2006

decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information, b) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting, c) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, e) the review of the audit procedures, and f) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

Legal Proceedings

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI’s financial position, results of operations, or the ability to carry on any of its business activities.

CGI GROUP INC.	41

Consolidated Financial Statements of

CGI GROUP INC.

For the three and six months ended March 31, 2006 and 2005

CGI GROUP INC.

Consolidated Statements of Earnings

For the three and six months ended March 31

(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended March 31		Six months ended March 31
	2006	2005	2006	2005
		Restated		Restated
	$	$	$	$
Revenue	866,836	915,662	1,765,299	1,844,752

Operating expenses
Costs of services, selling and administrative	759,706	789,330	1,536,553	1,587,327
Amortization (Note 6)	44,303	45,966	87,173	90,880
Restructuring costs related to specific items (Note 7)	31,315	-	31,315	-
Interest on long-term debt	12,117	6,283	16,706	13,979
Other income, net	(1,696)	(2,002)	(3,611)	(4,147)
Gain on sale of investment in an entity subject to significant influence	-	(4,216)	-	(4,216)
Loss (gain) on sale of assets (Note 5b))	558	-	(10,475)	-
Entity subject to significant influence	-	(74)	-	(321)
	846,303	835,287	1,657,661	1,683,502
Earnings from continuing operations before income taxes	20,533	80,375	107,638	161,250
Income taxes	6,384	26,784	36,581	54,588
Net earnings from continuing operations	14,149	53,591	71,057	106,662
Net loss from discontinued operations (Note 8)	-	(3,997)	-	(3,725)
Net earnings	14,149	49,594	71,057	102,937
Weighted-average number of outstanding Class A subordinate and Class B shares	344,825,024	442,492,713	388,126,856	443,538,853
Basic and diluted earnings per share from continuing operations	0.04	0.12	0.18	0.24
Basic and diluted loss per share from discontinued operations	-	(0.01)	-	(0.01)
Basic and diluted earnings per share (Note 4c))	0.04	0.11	0.18	0.23

Consolidated Statements of Retained Earnings

For the three and six months ended March 31

(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2006	2005	2006	2005
	$	$	$	$
Retained earnings, beginning of period	952,175	784,100	895,267	730,757
Net earnings	14,149	49,594	71,057	102,937
Share repurchase costs, net of income taxes (Note 4a))	(6,760)	-	(6,760)	-
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 4a))	(425,475)	(24,749)	(425,475)	(24,749)
Retained earnings, end of period	534,089	808,945	534,089	808,945

CGI GROUP INC.

Consolidated Balance Sheets

(in thousands of Canadian dollars)

	As at March 31, 2006	As at September 30, 2005
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash and cash equivalents	197,990	240,459
Accounts receivable	499,193	487,731
Work in progress	201,484	214,470
Prepaid expenses and other current assets	89,421	75,531
Future income taxes	14,749	22,118
	1,002,837	1,040,309
Capital assets	129,061	116,388
Contract costs	222,995	228,646
Finite-life intangibles and other long-term assets (Note 2)	549,520	580,642
Future income taxes	42,063	46,601
Goodwill	1,764,912	1,773,370
Total assets before funds held for clients	3,711,388	3,785,956
Funds held for clients	226,082	200,703
	3,937,470	3,986,659

Liabilities
Current liabilities
Accounts payable and accrued liabilities	332,793	378,691
Accrued compensation	127,107	107,014
Deferred revenue	143,795	127,950
Income taxes	34,858	31,955
Future income taxes	39,474	47,163
Current portion of long-term debt	14,665	14,899
	692,692	707,672
Future income taxes	224,885	238,983
Long-term debt (Note 3)	947,523	234,801
Accrued integration charges and other long-term liabilities	102,807	109,810
Total liabilities before clients’ funds obligations	1,967,907	1,291,266
Clients’ funds obligations	226,082	200,703
	2,193,989	1,491,969

Shareholders’ equity
Capital stock (Note 4a))	1,378,706	1,762,973
Contributed surplus (Note 4a) and 4b))	71,389	67,578
Warrants (Note 4a))	5,384	19,655
Retained earnings	534,089	895,267
Foreign currency translation adjustment	(246,087)	(250,783)
	1,743,481	2,494,690
	3,937,470	3,986,659

CGI GROUP INC.

Consolidated Statements of Cash Flows

For the three and six months ended March 31

(in thousands of Canadian dollars) (unaudited))

	Three months ended March 31		Six months ended March 31
	2006	2005	2006	2005

	$	$	$	$
Operating activities
Net earnings from continuing operations	14,149	53,591	71,057	106,662
Adjustments for:
Amortization (Note 6)	50,424	53,477	99,231	105,829
Deferred credits	-	(805)	(781)	(1,524)
Future income taxes	(17,031)	3,086	(13,724)	21,940
Foreign exchange (gain) loss	(352)	607	(642)	2,133
Stock-based compensation expense (Note 4b))	2,104	3,931	6,294	10,706
Gain on sale of investment in an entity subject to significant influence	-	(4,216	-	(4,216)
Loss (gain) on sale of assets	558	-	(10,475)	-
Entity subject to significant influence	-	(74)	-	(321)
Net change in non-cash working capital items	32,170	(42,755)	(5,564)	(71,775)
Cash provided by continuing operating activities	82,022	66,842	145,396	169,434

Investing activities
Business acquisitions (net of cash acquired) (Note 5a))	(4,953)	(10,349)	(5,377)	(43,251)
Proceeds from sale of assets and businesses (Note 5b))	27,559	29,521	27,559	29,521
Purchase of capital assets	(10,078)	(6,295)	(21,954)	(14,950)
Proceeds from disposal of capital assets	76	852	448	6,346
Contract costs	(9,844)	(8,031)	(16,391)	(11,985)
Additions to finite-life intangibles and other long-term assets	(20,435)	(25,008)	(36,053)	(44,706)
Proceeds from sale of investment in an entity subject to significant influence	-	20,849	-	20,849
Decrease in other long-term assets	678	3,384	2,734	6,769
Cash (used in) provided by continuing investing activities	(16,997)	4,923	(49,034)	(51,407)

Financing activities
Increase in credit facilities (Note 3)	738,605	-	738,605	190,000
Repayment of credit facilities	(29,495)	(100,000)	(29,495)	(307,578)
Repayment of long-term debt	(4,229)	(5,118)	(7,210)	(7,850)
Repurchase of Class A subordinate shares (including share purchase costs)	(865,990)	(49,648)	(873,175)	(49,648)
Issuance of shares (net of share issue costs)	31,094	685	32,734	1,233
Cash used in continuing financing activities	(130,015)	(154,081)	(138,541)	(173,843)
Effect of foreign exchange rate changes on cash and cash equivalents of continuing operations	32	(1,407)	(290)	(126)
Net decrease in cash and cash equivalents of continuing operations	(64,958)	(83,723)	(42,469)	(55,942)
Net cash and cash equivalents used by discontinued operations	-	(2,911)	-	(1,757)
Cash and cash equivalents, beginning of period	262,948	229,558	240,459	200,623
Cash and cash equivalents, end of period	197,990	142,924	197,990	142,924
Interest paid	17,942	7,421	18,697	12,433
Income taxes paid	20,181	13,570	41,742	44,127

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

1.	Summary of significant accounting policies

The interim consolidated financial statements for the three and six months ended March 31, 2006 and 2005, are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles (“GAAP”) for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended

September 30, 2005. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2005.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Restatement

The Company provides a centralized service to the Canadian property and casualty insurance industry for the purpose of ordering abstracts of driving records from government authorities. Following its accounting reviews performed during the year ended September 30, 2005, the Company revised its interpretation of the accounting treatment related to those services. The revised interpretation required that the revenue and applicable costs of services charged to clients, which are included in Costs of services, selling and administrative expenses, be presented on a net basis rather than on a gross basis as they had been presented previously. For comparative purposes, the reclassification amounted to $14,034,000 and $25,945,000 for the three and six months ended March 31, 2005, respectively. The revised presentation is in accordance with Emerging Issue Committee (“EIC”) Abstract 123, “Reporting Revenue Gross as a Principal versus Net as an Agent”, which addresses whether an enterprise should recognize revenue based upon the gross amount billed to the client or the net amount retained. This reclassification had no impact on net earnings or cash flows.

Change in accounting policies

The Canadian Institute of Chartered Accountants (“CICA”) has issued the following new Handbook Sections which were effective for interim periods beginning on or after

January 1, 2006:

a)

Handbook Section 3831, “Non-Monetary Transactions”, requires that non-monetary transactions be recorded at fair value unless the transaction has no commercial substance, it is an exchange of inventory, it is non-monetary, non-reciprocal transfer to owners or it’s not reliably measurable. The adoption of this section did not have any impact on the consolidated financials statements.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

1.	Summary of significant accounting policies (continued)

Change in accounting policies (continued)

b)

EIC 156, “Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products)”, provides guidance to companies that give incentives to customers or resellers in the form of cash, equity, free gifts, coupons and other. The adoption of EIC 156 did not have any impact on the consolidated financial statements since the Company already adopted the US equivalent of EIC 156 which is EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer” issued by the Financial Accounting Standards Board’s Emerging Issues Task Force as at September 30, 2002.

Future accounting changes

The CICA has issued the following new Handbook Sections:

a)

Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, effective for interim periods beginning on or after October 1, 2006. The section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets, except for those classified as held-to-maturity, and derivative financial instruments must be measured at their fair value. All financial liabilities must be measured at their fair value if they are classified as held for trading purposes, if not, they are measured at their carrying value. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b)

Handbook Section 1530, “Comprehensive Income”, and Section 3251, “Equity”, effective for interim periods beginning on or after October 1, 2006. Comprehensive income is the change in equity of an enterprise during a period arising from transactions and other events and circumstances from non-owner sources. It includes items that would normally not be included in net income such as changes in the foreign currency translation adjustment relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale financial instruments. This section describes how to report and disclose comprehensive income and its components. Section 3251, “Equity”, replaces Section 3250, “Surplus”, and establishes standards for the presentation of equity and changes in equity as a result of the new requirements of Section 1530, “Comprehensive Income”. Upon adoption of this section, the consolidated financial statements will include a statement of comprehensive income.

c)

Handbook Section 3865, “Hedges”, effective for interim periods beginning on or after October 1, 2006. This section describes when hedge accounting is appropriate. Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of earnings in the same period. The Company is currently evaluating the impact of the adoption of this section on the consolidated financial statements.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

2.	Finite-life intangibles and other long-term assets

	As at March 31, 2006			As at September 30, 2005
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Internal software	73,817	30,960	42,857	75,088	31,056	44,032
Business solutions	245,542	67,332	178,210	227,214	51,114	176,100
Software licenses	126,308	75,336	50,972	135,991	69,644	66,347
Customer relationships and other	383,086	125,867	257,219	382,111	103,819	278,292
Finite-life intangibles	828,753	299,495	529,258	820,404	255,633	564,771

Financing lease			-			1,788
Deferred financing fees and other			20,262			14,083
Other long-term assets			20,262			15,871
Total finite-life intangibles and other long-term assets			549,520			580,642

3.	Credit facilities

On January 12, 2006, the Company amended its existing five-year unsecured revolving credit facility to increase its size to $1,000,000,000. This agreement comprises a Canadian tranche with a limit of $850,000,000 and a U.S. tranche equivalent to $150,000,000. The interest rate charged is determined by the denomination of the amount drawn. As at March 31, 2006, an amount of $720,000,000 has been drawn upon this facility. Also, an amount of $28,709,658 has been committed against this facility to cover various letters of credit issued for clients and other parties. Financing fees of $2,334,000 were incurred during the three months ended March 31, 2006 and were recorded in Finite-life intangibles and other long-term assets. In addition to the revolving credit facility, the Company has available demand lines of credit in the amounts of $27,000,000 and £2,000,000. As at March 31, 2006, $4,041,357 has been drawn upon these facilities.

The long-term debt agreements contain covenants which require the Company to maintain certain financial ratios. At March 31, 2006, the Company is in compliance with the covenants of its credit facilities and other long-term debt. The Company has obtained certain amendments to the definition and calculations of the ratios which takes into account the impact of restructuring activities on the unsecured revolving credit facility. The Company is in the process of amending, on the same basis, the agreement for the Senior US unsecured notes. If the amendments are not obtained for the Senior US unsecured notes, it is the Company’s intention to use the unsecured revolving credit facility to repurchase the notes.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

4.	Capital stock, stock options and earnings per share

a) Capital stock

Changes in Class A subordinate and the Class B shares were as follows:

	Six months ended March 31, 2006
	Class A subordinate shares		Class B shares
	Number	Carrying value	Number	Carrying value
		$		$
Balance, beginning of period	397,448,329	1,718,105	33,772,168	44,868
Repurchased and cancelled(1)	(100,846,200)	(433,755)	-	-
Options exercised(2)	939,303	9,017	-	-
Warrants exercised(3)	4,000,000	40,471	-	-
Balance, end of period(4)	301,541,432	1,333,838	33,772,168	44,868

	Twelve months ended September 30, 2005
	Class A subordinate shares		Class B shares
	Number	Carrying value	Number	Carrying value
		$		$
Balance, beginning of period	410,720,891	1,775,362	33,772,168	44,868
Repurchased and cancelled	(14,078,360)	(60,998)	-	-
Repurchased and not cancelled	-	(3,665)	-	-
Options exercised	805,798	7,406	-	-
Balance, end of period	397,448,329	1,718,105	33,772,168	44,868

(1)

On January 12, 2006, the Company concluded a transaction whereby the Company repurchased from BCE for cancellation 100 million of its Class A subordinate shares at a price of $8.5923 per share. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased in the amount of $425,475,000 as well as share repurchase costs (net of income taxes) in the amount of $6,760,000, were charged to retained earnings.

On January 31, 2006, the Company announced that its Board of Directors had authorized the renewal of the share repurchase program which enables the Company to purchase up to 29,288,443 Class A subordinate shares for cancellation from February 3, 2006 to February 2, 2007. No shares have been repurchased under this program for the three months ended March 31, 2006. During the twelve months ended September 30, 2005 and under the share repurchase program, the Company repurchased 14,896,200 Class A subordinate shares of which 846,200 Class A subordinate shares, with a purchase value, of $7,185,000, have been paid and cancelled in the three months ended December 31, 2005.

(2)

The carrying value of Class A subordinate shares includes $2,483,000 ($2,855,000 for the twelve months ended September 30, 2005) of contributed surplus representing the value of compensation cost associated with the options exercised and the value of exercised options assumed in connection with acquisitions.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

4.	Capital stock, stock options and earnings per share (continued)

a) Capital stock (continued)

(3)

On March 22, 2006, Desjardins Group exercised a warrant for 4,000,000 Class A subordinate shares of the Company at a price of $6.55 each for an aggregate amount of $26,200,000. The carrying value of these Class A subordinate shares includes $14,271,000 which was previously recorded in the Warrants caption.

(4)	On April 6, 2006, BCE exercised warrants resulting in the issuance of 3,131,236 Class A subordinate shares of the Company at a price of $6.55 each.

b) Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options generally vest one year from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in Cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended March 31		Six months ended March 31
	2006	2005	2006	2005
Compensation expense ($)	2,104	3,931	6,294	10,706
Dividend yield	0.0%	0.0%	0.0%	0.0%
Expected volatility	33.1%	45.2%	38.2%	45.9%
Risk-free interest rate	4.06%	3.63%	3.89%	3.93%
Expected life (years)	5	5	5	5
Weighted average grant date fair values ($)	3.44	3.50	3.43	3.87

The following table presents information concerning all outstanding stock options granted by the Company:

Number of options	Six months ended March 31, 2006	Twelve months ended September 30, 2005
Outstanding, beginning of period	26,538,654	25,537,300
Granted	6,379,080	5,079,636
Exercised	(939,303)	(805,798)
Forfeited and expired	(2,161,994)	(3,272,484)
Outstanding, end of period	29,816,437	26,538,654

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

4.	Capital stock, stock options and earnings per share (continued)

c) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended March 31, 2006			Three months ended March 31, 2005
	Net earnings (numerator)	Number of shares (denominator)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share
	$		$	$		$
	14,149	344,825,024	0.04	49,594	442,492,713	0.11
Dilutive options (2)		2,596,418			1,199,986
Dilutive warrants (2)		1,923,365			1,236,791
	14,149	349,344,807	0.04	49,594	444,929,490	0.11

	Six months ended March 31, 2006			Six months ended March 31, 2005
	Net earnings (numerator)	Number of shares (denominator) (1)	Earnings per share	Net earnings (numerator)	Number of shares (denominator)	Earnings per share
	$		$	$		$
	71,057	388,126,856	0.18	102,937	443,538,853	0.23
Dilutive options (2)		2,242,834			1,294,142
Dilutive warrants (2)		1,851,671			1,279,869
	71,057	392,221,361	0.18	102,937	446,112,864	0.23

(1)	The 846,200 Class A subordinate shares cancelled during the three months ended December 31, 2005, were excluded from the calculation of earnings per share as of the date of repurchase.

(2)

The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 4,446,526 and 9,283,100 for the three and six months ended March 31, 2006, respectively and 17,505,998 and 17,139,183 for the three and six months ended March 31, 2005, respectively. The number of excluded warrants was nil and 2,113,041 for the three and six months ended March 31, 2006, respectively and 2,113,041 for the three and six months ended March 31, 2005, respectively.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

5.	Investments in subsidiaries and joint ventures
a)	Acquisitions

On February 2, 2006, the Company acquired all outstanding shares of Pangaea Systems Inc. (“Pangaea”), an information technology services company based in Alberta, Canada for an approximate aggregate consideration of $6,500,000 of which $4,935,000 has already been paid. Pangaea specializes in development of internet-based solutions and related services mostly in the public sector, as well as in the sectors of energy and financial services. The amount assigned to non-deductible goodwill is $5,866,000 and is included in the IT segment.

b)	Dispositions

On October 26, 2005, the Company disposed of its electronic switching assets to Everlink Payment Services Inc. for cash consideration of $27,559,000 which was received during the three months ended March 31, 2006. The net assets disposed of included goodwill of $13,172,000 and the transaction resulted in a gain of $10,475,000.

c)	Modifications to purchase price allocations

During the six months ended March 31, 2006, the Company modified the purchase price allocation and made adjustments relating to certain businesses acquisitions, resulting in a net increase of non-cash working capital items, long-term debt and customer relationships of $2,921,000, $463,000 and $287,000, respectively, and a net decrease of integration charges, future income tax assets and cash of $8,661,000, $4,465,000 and $442,000, respectively, whereas goodwill decreased by $6,499,000.

d)	Balance of integration charges

For AMS and Cognicase, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities as well as accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, as at October 1, 2005	57,118	5,194	62,312
Adjustments to initial provision(1)	(10,188)	(1,688)	(11,876)
Foreign currency translation adjustment	242	258	500
Paid during the six-month period	(5,400)	(1,222)	(6,622)
Balance, as at March 31, 2006(2)	41,772	2,542	44,314

(1)   Has been recorded as a decrease of goodwill. This amount includes the amount of goodwill decrease presented in Note 5c).

(2)   Of the total balance remaining, $10,869,000 is included in accounts payable and accrued liabilities and $33,445,000 is included in accrued integration charges and other long-term liabilities.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

6.	Amortization

	Three months ended March 31		Six months ended March 31
	2006	2005	2006	2005
	$	$	$	$
Amortization of capital assets	9,485	11,149	17,939	22,336
Amortization of contract costs related to transition costs	3,986	3,280	7,989	7,262
Amortization of finite-life intangibles	29,835	31,537	60,248	61,282
Impairment of finite-life intangibles	997	-	997	-
	44,303	45,966	87,173	90,880
Amortization of contract costs related to incentives (presented as reduction of revenue)	6,121	7,511	12,058	14,949
	50,424	53,477	99,231	105,829

7.	Restructuring costs related to specific items

On March 29, 2006, the Company announced a restructuring plan that impacted approximately 1,000 members located primarily in Montreal and Toronto, of which more than half are related to lower than expected BCE (a shareholder) work volumes. Six hundred of the total headcount reductions were effective as of March 31, 2006, and the remainder will be completed by the end of the year. The acceleration and expansion of CGI’s Global Delivery Model will partially offset the headcount reductions by creating some 400 new jobs throughout its network. Under the terms of the contract agreement signed on December 16, 2005, BCE will share in severance costs with a maximum contribution capped at $10,000,000 for severance costs applicable to headcounts reductions exceeding 100 positions.

Total amount to be incurred as a result of this restructuring plan will approximate $90,000,000, of which $57,000,000 will be for severance and $33,000,000 for consolidation and closure of facilities.

The following table shows details of restructuring costs related to specific items recorded in the statement of earnings during the three and six months ended March 31, 2006:

Severance
$
IT services	28,782
BPS	2,412
Corporate	4,186
Restructuring costs related to specific items	35,380
BCE contribution	(4,065)
Total restructuring costs related to specific items	31,315

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

7.	Restructuring costs related to specific items (continued)

The following table shows the components of the restructuring provision, included in accrued compensation:

Severance
$
Balance, as at October 1, 2005	-
Restructuring costs related to specific items	35,380
Payments made	(4,231)
Balance, as at March 31, 2006	31,149

8.	Discontinued operations

During the year ended September 30, 2005, the Company formally adopted plans to divest from certain activities which were not in line with the Company's strategy. The Company disposed of the principal assets of Keyfacts Entreprises Canada Inc. (“Keyfacts”), a wholly-owned subsidiary of the Company as well as disposed of its US Services to Credit Unions business unit and its CyberSuite product line. Keyfacts is a provider of information search and retrieval services for investigative purposes. US Services to Credit Unions is a provider of core processing for credit unions in the United States.

The following table presents summarized financial information related to discontinued operations:

	Three months ended March 31		Six months ended March 31
	2006	2005	2006	2005
	$	$	$	$
Revenue	-	6,679	-	15,953
Operating expenses	-	3,420	-	11,884
Amortization	-	236	-	610
Earnings before income taxes	-	3,023	-	3,459
Income taxes	-	7,020	-	7,184
Net loss from discontinued operations	-	(3,997)	-	(3,725)

Discontinued operations were included in the business process services segment for the three and six months ended March 31, 2005.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

9.	Segmented information

The Company has two lines of business (“LOB”): IT services (“IT”) and business process services (“BPS”).

The focus of these LOBs is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients worldwide. The professionals and facilities in India and Canada also serve the United States and foreign-based clients as an integral part of their off-shore and nearshore delivery model.

The BPS LOB provides a full spectrum of business process outsourcing services to its client base. Its services include business processing for the financial services sector, as well as other services such as payroll and document management services.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended March 31, 2006	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	760,745	106,091	-	866,836
Earnings (loss) before interest, other income, loss on sale of assets, restructuring costs related to specific items, income taxes and discontinued operations(1)	69,208	12,059	(18,440)	62,827
Total assets	2,945,206	670,904	321,360	3,937,470

(1)	Amortization included in IT services, BPS and Corporate is $41,737,000, $6,463,000 and $2,224,000 respectively.

As at and for the three months ended March 31, 2005	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue (restated)	803,592	112,070	-	915,662
Earnings (loss) before interest, other income, gain on sale of investment in an entity subject to significant influence entity subject to significant influence, income taxes and discontinued operations (1)	85,475	15,516	(20,625)	80,366
Total assets	3,151,899	703,514	289,165	4,144,578

(1)	Amortization included in IT services, BPS and Corporate is $45,712,000, $5,370,000 and $2,395,000 respectively.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

9.	Segmented information (continued)

As at and for the six months ended March 31, 2006	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	1,550,702	214,597	-	1,765,299
Earnings (loss) before interest, other income, gain on sale of assets, restructuring costs related to specific items, income taxes and discontinued operations(1)	155,48	25,420	(39,315)	141,573
Total assets	2,945,206	670,904	321,360	3,937,470

(1)	Amortization included in IT services, BPS and Corporate is $84,308,000, $10,284,000 and $4,639,000 respectively.

As at and for the six months ended March 31, 2005	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue (restated)	1,622,456	222,296	-	1,844,752
Earnings (loss) before interest, other income, gain on sale of investment in an entity subject to significant influence, entity subject to significant influence, income taxes and discontinued operations(1)	174,322	33,284	(41,061)	166,545
Total assets	3,151,899	703,514	289,165	4,144,578

(1)	Amortization included in IT services, BPS and Corporate is $90,533,000, $10,479,000 and $4,817,000 respectively.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2005. The figures are presented net of intersegment sales and transfers, which are measured as if the sales or transfers were to third parties.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

10.	Guarantees

Contingencies

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse impact on the Company’s financial position, results of operations, or the ability to carry on any of its business activities.

Sale of assets and business divestitures

In connection with sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $108,500,000 in total, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at March 31, 2006. The Company does not expect to incur any potential payment in connection with these guarantees which will have a materially adverse effect on its consolidated financial statements.

U.S. Government contracts

The Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid bonds and financial performance guarantees, which are generally backed by surety bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded and for the financial performance guarantees, in the event of default in the performance of its obligations, the probability of which is remote in management’s opinion. As at March 31, 2006, the Company has US$90,550,000 and $9,973,000 outstanding bid bonds and surety bonds relating to these guarantees. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on the Company’s consolidated results of operations or financial condition.

In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property, accounted for as an operating lease, at the expiration of the lease term.

CGI GROUP INC.

Notes to the Consolidated Financial Statements

For the three and six months ended March 31, 2006 and 2005

(tabular amounts only are in thousands of Canadian dollars, except share data)(unaudited)

11.	Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and US GAAP affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and US GAAP applicable as at September 30, 2005.

	Three months ended March 31		Six months ended March 31
	2006	2005	2006	2005
Reconciliation of net earnings	$	$	$	$
Net earnings - Canadian GAAP	14,149	49,594	71,057	102,937
Adjustments for:
Stock-based compensation (a)	-	3,931	-	10,706
Warrants	351	351	702	702
Other	349	125	410	(624)
Net earnings - US GAAP	14,849	54,001	72,169	113,721
Other comprehensive income Foreign currency translation adjustment	3,624	2,309	4,696	(34,006)
Comprehensive income	18,473	56,310	76,865	79,715
Basic earnings per share - US GAAP	0.04	0.12	0.19	0.26
Diluted earnings per share - US GAAP	0.04	0.12	0.18	0.26

	As at March 31, 2006	As at September 30, 2005
	$	$
Reconciliation of shareholders’ equity
Shareholders’ equity - Canadian GAAP	1,743,481	2,494,690
Adjustments for:
Stock-based compensation (a)	58,411	58,411
Warrants	(5,778)	(6,480)
Unearned compensation	(3,694)	(3,694)
Integration costs	(6,606)	(6,606)
Goodwill	28,078	28,078
Adjustment for change in accounting policy	9,715	9,715
Other	(9,053)	(9,463)
Shareholders’ equity - US GAAP	1,814,554	2,564,651

(a)     Stock-based compensation

Under Canadian GAAP, stock-based employee compensation was accounted for using the fair value-based method beginning October 1, 2004, as required by CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Under US GAAP, the Statement of Financial Accounting Board No. 123 (revised 2004), “Share-Based Payment” is effective for fiscal years beginning on or after June 15, 2005. The Company adopted the modified prospective application of the recommendation of the Statement effective October 1, 2005. The adoption of this Statement did not have a material impact on the Company's consolidated financial statements.